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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                      FORM 10-SB

                    GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                                SMALL BUSINESS ISSUERS
          UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             FIX-CORP INTERNATIONAL, INC.
                    (Name of Small Business Issuer in its charter)

          DELAWARE                                      34-1783774
(State or other jurisdiction of                        (IRS Employer
incorporation or organization)                        Identification No.)


            27040 CEDAR ROAD / SUITE 218
                 BEACHWOOD, OHIO                       44122
        (Address of principal executive offices)     (Zip Code)

Issuer's telephone number  (216) 292-3182

Securities to be registered under Section 12(b) of the Act:

      Title of each class              Name of each exchange on which
      to be so registered              each class is to be registered

          NONE                                       NONE

Securities to be registered under Section 12(g) of the Act:

COMMON STOCK, PAR VALUE $ 0.001 PER SHARE
        (Title of class)


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

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         Fix-Corp International, Inc. (the "Company") is organized under the laws of the state of Delaware. A predecessor of the Company was initially incorporated in 1995 under the laws of the state of Utah and under the name Lifechoice, Inc. In 1995, in connection with the acquisition by the Company of a company organized by Mark Fixler, the Company's Chief Executive Officer and President and Chairman of its Board of Directors, the Company changed its name from Lifechoice, Inc. to Fix-Corp International, Inc., and was redomociled from being a corporation organized under Utah law to one organized in Delaware. (See notes 1 and 11 to the Financial Statements.)

         The Company's principal business is the manufacturing of recycled plastic (in particular, high-density polyethylene or "HDPE") resin, through its wholly-owned subsidiary, Fixcor Industries, Inc. ("Fixcor"), a Delaware corporation. The Company expects before the end of fiscal year 1997 to commence the manufacturing of plastic pallets from recycled resin through its wholly-owned subsidiary, Palletech, Inc. ("Palletech"), a Delaware corporation.

         The Company also markets jewelry products for corporate awards and gifts and extends financing to small businesses collateralized by purchase orders. These two businesses constituted substantially all of the businesses of the Company prior to the end of fiscal year 1996. During the first nine months of fiscal year 1997, however, revenues from these businesses constituted less than 10% of the Company's total revenues, with more than 90% of its revenues generated by the manufacturing of recycled plastic resin. (See Part I, Item 2, Management's Discussion and Analysis or Plan of Operations.)

         In December, 1996, the Company acquired a recycling plant in Heath, Ohio, also known as the Heath Resource Recovery Plant (the "Facility"), from Quantum Chemical Corporation ("Quantum"). In connection with this acquisition, in December, 1996, the Company formed Fixcor to own and operate the Facility. On January 8, 1997, the first processing line at the Facility became operational. During July, 1997, the Company formed Palletech to manufacture plastic pallets from recycled plastic resin. The Company expects that it will dedicate significantly less resources to the corporate awards jewelry marketing and purchase order financing businesses, that the plastic recycling business will continue to grow, and that the operations of Fixcor and Palletech will generate a greater percentage and, eventually, substantially all of the revenue of the Company in fiscal year 1998, such that the Company is considered primarily to be in the plastic recycling and recycled products business.

SPECIAL NOTE--FORWARD-LOOKING STATEMENTS

         Certain statements contained in this Registration Statement, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: international, national and local general economic and market conditions; demographic changes; the size and growth of the plastic packaging markets for both consumer and industrial uses; the ability of the Company to sustain, manage or forecast its growth; the ability of the Company to successfully make and integrate acquisitions; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this Registration Statement. Certain of these factors are discussed in more detail elsewhere in this Registration Statement. Given these uncertainties, readers of this Registration Statement and investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.


THE COMPANY

         The Company has two wholly-owned subsidiaries, Fixcor and Palletech. Fixcor owns and operates the Facility, located in the Mid-Ohio Industrial Park at 1835 James Parkway in Heath, Ohio 43056. Palletech's operations will also take place at the Facility. The closest major metropolitan area is Columbus, Ohio, about 30 miles away. Within the plastics industry, the Company intends to establish itself as a high volume supplier of recycled HDPE resin. Simultaneously the Company intends to pursue a program of vertical integration whereby it has the capacity to utilize its own resin product and fabricate a value-added plastic end product.

ACQUISITION OF THE FACILITY

         In December, 1996, the Company consummated the acquisition of the Facility pursuant to the Purchase and Sale Agreement (the "Quantum Agreement"), a copy of which is attached to this Registration Statement. The Facility was acquired from Quantum, a Virginia corporation with its principal place of business located in Cincinnati, Ohio. The Facility includes a stand-alone post-consumer plastic recycling operation involving two parallel recycling lines inside a 50,000 square foot building on its own plot of ground with access to an adjoining railroad spur and truck scale, plus various other support equipment.

         In connection with the acquisition of the Facility, the Company obtained bridge financing from Gordon Brothers Capital Corp., a commercial lender with its principal place of business located in Boston, Massachusetts. This bridge financing was in the amount of $2,500,000 and was secured by a first mortgage on the Facility and a security interest in all inventory, accounts receivables and contracts with customers. Mr. Fixler also guaranteed the Company's obligations under the bridge financing agreement.

         Upon consummation of the purchase of the Facility and prior to the securing of permanent financing, the Company entered into a formal Acquisition Agreement (the "Acquisition Agreement") under which the Company conveyed the Facility to Fixcor in connection with its original subscription to all of the shares of common stock of Fixcor. Mr. Fixler was also a party to this Acquisition Agreement. Before the Company acquired the Facility under the Quantum Agreement, he had an option to purchase the Facility. He waived his option to purchase and allowed the Company to make the acquisition. In addition, he personally guaranteed the bridge financing for the purchase of the Facility, and the Company issued to him 6,521,740 shares of common stock of the Company (the "Common Stock"), all of which were restricted shares.

         In May, 1997, Fixcor secured financing for the Facility from NationsCredit Commercial Corporation. This consisted of revolving loans up to $7,000,000 for inventory and account receivable financing, permanent financing, and equipment acquisition. This financing included a mortgage security agreement which encumbered substantially all of the assets of the Facility. Mr. Fixler is the guarantor of this facility in an amount up to $750,000 plus expenses.

OPERATIONS AT THE FACILITY

         The Facility produces post-consumer high density polyethylene (HDPE) plastic resin pellets. The Facility has three recycling lines which are capable of producing approximately 66,000,000 to 72,000,000 pounds of post-consumer plastic resin per year. The Company expects that the average selling price of this resin can be maintained at the current level of approximately $0.35 per pound, resulting in annual gross sales of approximately $23,000,000 to $25,200,000 per year with all three processing lines operating.

         The manufacturing process is substantially automated and runs around the clock, permitting Fixcor to utilize three shifts. Fixcor's current production (i.e., output that it expects to produce through approximately the end of fiscal year 1997) is sold out. With the third line operating as of October, 1997, Fixcor expects its capacity to come closer to meeting the demand for the HDPE resin. The Company believes that it can sell all of the resin that the Facility can and will produce in the near future. Company management believes that the recycling of HDPE is not generally a seasonal business, either with respect to the supply of raw materials or with respect to customers' demand. The demand is one that the Company believes is not currently being met. While Fixcor's business is not concentrated on any one region of the United States, the Company believes that it may be advantageous in the future to expand by opening plants in the Western and Southeastern United States to be closer to suppliers and customers. The Company expects to open a second HDPE recycling facility during fiscal year 1998, and has ordered equipment for that facility. Fixcor currently has no sales to foreign customers. Its customers are generally companies with annual sales revenue of between $50,000,000 and $250,000,000. In addition, management believes that Fixcor enjoys a competitive advantage over its competitors due to an advantageous rate for electric power from Ohio Power. Fixcor owns its own substation that regulates and supplies its power. The national rate charged to commercial customers is $0.09 per kilowatt hour. Fixcor pays $0.032 per kilowatt hour for use at the Facility. This differential translates into a cost of $0.011 per pound of plastic produced. In addition, the Facility has its own waste water treatment plant. This permits the Facility to recycle 50% to 75% of the water that it consumes per day and aids in lowering the cost of producing resin pellets.

         The Facility is designed to produce recycled HDPE. HDPE is a constituent ingredient of many consumer packaging plastic products. The prices of raw materials are a function of, among other things, the manufacturing capacity for such raw materials of such consumer products. In the event of cost increases for raw materials, failure to achieve corresponding sales price increases in a timely manner, sales price erosion without a corresponding reduction in raw material costs or failure to renegotiate favorable raw material supply contracts could have a material adverse effect on the Company.

         Lot numbers are assigned to each incoming shipment for quality control purposes. As the material for a given lot progresses through the recycling process, sample material from each lot is tracked and checked a minimum of five times. The bales are first split apart and thoroughly washed to remove any contaminants, then sorted and prepared to enter the shredding process. The shredder turns all of the material into small flakes, which are then washed again in hot water. Once the flakes are dried, they are fed into the extruder, which converts the plastic flakes into a liquid and then squeezes the liquid plastic out through narrow openings under pressure. The extrusion process involves technology in the public domain and does not involve any technology that is licensed. This is the process which brings recycled plastic to its finished form, namely a small plastic pellet called a "resin." To assure quality, samples of these resin pellets are tested for every 1,000 pounds of raw material produced and a sample is retained of each lot.

PALLETECH, INC.

         Palletech is a recently formed subsidiary which will specialize in the production of plastic pallets. Palletech is ordering a specialized, state-of-the-art injection molding machine which will transform resin pellets into plastic pallets. This will enable the Company to be less dependent on commodity pricing and instead achieve pricing which reflects the value added properties of a finished good. The pallets will be produced from recycled plastic resin produced by Fixcor at the Facility. The Company believes that the engineering work is complete and that the product is ready to go into production. The Company believes that plastic possesses numerous advantages over wood, the material currently used for pallets: plastic is extremely durable, has historically been less expensive, possesses greater strength, will serve for a much longer term of service and, when its life is finally over, can itself be recycled.

         In July, 1997, the Company, Fixcor and Palletech, as borrowers, secured financing from Gordon Brothers Capital Corp., in the form of a $3,500,000 line of credit, intended to finance the acquisition of equipment for use in the operations of Palletech. Like the facility from NationsCredit Commercial Corporation, this facility is secured by substantially all of the assets of the Company and its subsidiaries. The two lenders have entered into an Intercreditor Agreement with respect to their respective security interests. Mr. Fixler is the guarantor of this line of credit in an amount up to $1,000,000.

LEVERAGE

         As discussed above, the Company is significantly leveraged. It has entered into security agreements with two lenders which substantially encumber all of the Company's assets. The Company's future operating performance and ability to service or refinance its indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond its control, and consequently the Company may be unable to service all of its debt in the future. There can be no assurance that the Company's future operating performance will be sufficient to service such indebtedness or that the Company will be able to refinance its indebtedness in whole or in part.

         The degree to which the Company is leveraged can have significant effects on the Company, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of and interest on its existing indebtedness, thereby reducing funds available for operations; (iii) the agreements governing the Company's indebtedness and convertible debentures contain certain restrictive covenants. The Company's ability to make scheduled payments of the principal of, or interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, primarily interest rate levels and financial, competitive, business and other factors, many of which are beyond its control.

CUSTOMERS

         Fixcor ships the resin it produces to its customers by rail and truck. The resin is used by Fixcor's customers for manufacturing plastic pipe and for containers for household cleaners such as laundry detergent and bleach (but not for containers of items for human consumption). Generally, in manufacturing the plastic containers from the resin, customers mix the resin with other materials, but do not do so in the manufacturing of plastic pipe.

         Fixcor's accounts payable, as well as its accounts receivable, are generally due within 35 days of invoice. The Company believes that this is consistent with industry practice. Fixcor's operations and budget account for the delay between paying for the raw materials and being paid for the resin produced. Again, the Company believes that this is consistent with industry practice.

         No customer of Fixcor purchases 30% or more of Fixcor's production. The one customer that approaches purchasing 30% of the production is H. Muehlstein & Co., to whom Fixcor sells resin for further distribution. No other customer purchases more than 10% of Fixcor's production. The Company believes that Palletech's operations will be commenced before the end of fiscal year 1997 and will be fully operational during the first quarter of fiscal year 1998. At that time, the Company expects Palletech to use approximately 25% of Fixcor's output.

         Management expects that the customers of Palletech will be closed-loop warehouses and distribution centers, such as large retailers who are directly involved in much of the manufacturing, warehousing and retail distribution of their products. Palletech has not yet entered into agreements for the sale of its products. The Company expects to ship Palletech's products through traditional rail and truck channels.

RAW MATERIALS

         Polyethylene constitutes the principal raw material used in the recycling of plastic processed by the Company's subsidiaries. This raw material must be sorted and baled before it can be utilized. Generally, there has been no problem obtaining sorted and baled HDPE raw materials, which are available from a wide variety of suppliers, including but not limited to major waste haulers and landfills. Costs for these raw materials used by Fixcor tend to fluctuate with various economic factors which generally affect the Company and its competitors. The availability of raw materials was adequate in 1996 and 1997 and management expects it to remain adequate throughout the remainder of 1997 and 1998. The Company believes that there is adequate inventory of raw materials to meet Fixcor's production requirements, and that its practices are consistent with industry norms.

PATENTS, TRADEMARKS AND LICENSES

         Palletech has entered into a Licensing and Marketing Agreement with Nitro Plastics Technologies of Israel, a copy of which is attached to this Registration Statement. Under that agreement, Palletech is the sub-licensee of certain proprietary injection molding technology for the manufacturing of plastic pallets and other products from recycled plastic. The Company believes that otherwise it and its subsidiaries have all rights necessary to carry on their operations. In particular, in connection with the acquisition of the Facility from Quantum, the Company purchased equipment and other tangible assets that it believes are necessary for Fixcor's operations. The Company is not the holder of any letters patent, trademark or copyright registrations, and has not applied for any of the foregoing.

CALIFORNIA GRANT AND ALLIED SIGNAL AGREEMENT

         In June, 1997, the Company was awarded a $256,868 research grant from the Integrated Waste Management Board of the State of California to develop a solution to the problems associated with non-recyclable HDPE motor oil containers, which have historically been sent to landfills. The solution will involve the separation of the remaining oil from the "empty" container, and then the recycling of the HDPE container and the separate recycling of the remaining oil. To do this, in September, 1997, Fixcor entered into a license agreement with The Federal Manufacturing & Technologies business unit of AlliedSignal Inc. ("AlliedSignal") under which AlliedSignal licenses to Fixcor certain technology and Fixcor pays a license fee and ongoing royalties based principally on sales of products sold arising out of use of the licensed technology. A copy of the license agreement between Fixcor and AlliedSignal is attached to this Registration Statement.

         The Company has not spent significant amounts on research and development in the past and, except for the grant from the State of California, does not expect its research and development budget in the future to be material.

EMPLOYMENT AGREEMENTS

         Mr. Fixler has entered into a written employment agreement with the Company with a term of three years commencing January 1, 1997 and Gary
M. DeLaurentiis has entered into an employment agreement with the Company with a term of five years commencing January 1, 1997. See Part I,
Item 6, "Executive Compensation." No other employees have written employment or collective bargaining agreements with the Company or any of its subsidiaries. A copy of each employment agreement is attached to this Registration Statement.

COMPETITION

         Fixcor sells a commodity (recycled HDPE plastic) in a commodity market. As is true with all commodity markets, this market is highly competitive, although Fixcor has experienced no difficulty in running at full capacity and selling its full production. Nevertheless, many of its competitors are considerably larger than the Company and have substantially greater financial and other resources than the Company, while others are significantly smaller with lower fixed costs and greater operating flexibility. The Company has approximately 15 competitors. With the addition of Palletech's operations and production of an end product, the Company expects to be less dependent on the market for the plastic resin that Fixcor produces.

ENVIRONMENTAL MATTERS AND GOVERNMENT REGULATION

         The business operations of the Company and the ownership and operations of real property by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to the protection of the environment. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any of the Company's properties, the Company may be held liable. From time to time, the Company is involved in inquiries relating to compliance with environmental laws, permits and other environmental matters. In the future, the Company may be identified as a potentially responsible party and be subject to liability under applicable law. No assurances can be given that additional environmental issues will not require future expenditures.

         The plastics industry, in general, and the Company also are subject to existing and potential federal, state, local and foreign legislation designed to reduce solid wastes by requiring, among other things, plastics to be degradable in landfills, minimum levels of recycled content, various recycling requirements, disposal fees and limits on the use of plastic products. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of these and other such similar measures. Although the Company believes that the legislation promulgated to date and such initiatives to date have not had a material adverse effect on the Company, there can be no assurance that any such future legislative or regulatory efforts or future initiatives would not have a material adverse effect on the Company.

         Fixcor's current expenses for compliance with environmental laws and regulations is approximately $300,000 per year, primarily the cost of water treatment. Two environmental "Phase I" examinations were done in connection with the purchase of the Facility and the reports from those examinations did not reveal any contamination.

         Fixcor has made no material capital expenditures, and expects to make none, for environmental control facilities in connection with the recently installed third operating line, and Palletech expects to make none in connection with its operations, at the Facility.

         The United States Food and Drug Administration (the "FDA") regulates the content of direct-contact food containers and packages, including containers and packages made from recycled plastics and paper products. The FDA currently limits the amount of recycled materials that can be used in such containers and packages.

EMPLOYEES

         As of November 10, 1997, the Company and its subsidiaries had a total of 75 employees, all of whom were full-time employees. Of these, Fixcor had 65 production personnel and a support staff of five at the Facility. The Company had another five employees at its headquarters office in Beachwood. The Company has no collective bargaining agreement with its employees and no union represents them. There have been no interruptions or curtailments of operations due to labor disputes and the Company believes that relations with its and its subsidiaries' employees are good.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

DEVELOPMENT STAGE ACTIVITIES

         In December, 1996, the Company formed Fixcor, a wholly-owned subsidiary. This entity acquired the Facility, a stand-alone post-consumer plastic recycling operation. The acquisition significantly changed the focus of the Company from corporate awards jewelry marketing and financing to the manufacturing of plastic resin.

         With this acquisition, the Company's business plan may be divided into four phases based upon the services performed, the products produced, and the products and services to be performed and produced.

PHASE 1

         This phase of the business plan relates to the source of the Company's revenues prior to acquisition of the Facility now owned and operated by Fixcor. The sources of these revenues were corporate awards jewelry marketing and the extension of financing to small businesses collateralized by purchase orders.

PHASE 2

     With the acquisition of the Facility in Heath, Ohio, the Company, through its wholly-owned subsidiary, became the owner and operator of a stand-alone post-consumer plastic recycling operation. This operation contains three operating lines. The first became operational January 8, 1997, the second March 4, 1997, and the third October 22, 1997. Since the acquisition of this Facility, the corporate awards jewelry marketing and the financing of purchase orders has become an immaterial portion of the revenues and operations of the Company. Funding of the Facility acquisition was made by obtaining bridge financing in the amount of $2.5 million from Gordon Brothers Capital Corp., and the issuance of 6,521,740 restricted common shares of the Company. The bridge financing was secured by a mortgage on the Facility, and a security interest in all inventory, accounts receivables and contracts with customers, and a personal guarantee of Mr. Fixler. On May 14, 1997, the Company replaced this bridge financing with permanent financing from NationsCredit Commercial Corporation for up to $7,000,000. This financing consisted of a security agreement on all of Fixcor's assets, and a credit line based upon a percentage of inventory and accounts receivable.
See Part I, Item 1, "DESCRIPTION OF BUSINESS; THE COMPANY; ACQUISITION OF THE FACILITY."

PHASE 3

     On July 7, 1997, the Company formed another wholly-owned subsidiary, Palletech. The purpose of this subsidiary is to specialize in the production of plastic pallets. Palletech, Inc., has ordered a specialized, state-of-the-art, injection molding machine which will transform resin pellets, produced by Fixcor, into plastic pallets. Management expects to install this equipment during December, 1997 and to have it operating at full capacity by February, 1998. The Company conservatively estimates that Palletech revenues for 1998 will be $13.0 million.

     Bridge financing for this equipment has been secured from Gordon Brothers Capital Corp. Management is currently reviewing proposals from financial institutions for the source of financing that will permanently provide funds for the acquisition of the equipment and working capital. See
Part I, Item 1, "DESCRIPTION OF BUSINESS; THE COMPANY; CALIFORNIA GRANT AND ALLIEDSIGNAL AGREEMENT."

PHASE 4

     During September, 1997, the Company's wholly-owned subsidiary, Fixcor entered into an agreement with AlliedSignal. Under the licensing agreement, Fixcor is entitled to utilize technology owned by Allied in the recovery of oil and plastic from shredded motor oil containers. This process produces two useable products from a previous waste stream. The Company expects to commence these operations during fiscal year 1998. The agreement requires Fixcor to pay royalties to Allied based upon the volume of recycling performed by Fixcor under these licenses.

RESULTS OF OPERATIONS--FOR THE YEAR ENDED DECEMBER 31, 1996, AS COMPARED TO SEPTEMBER 30, 1997

     Substantially all revenues for fiscal year 1996 were from corporate awards jewelry marketing and financing of purchase orders. The Company had no revenues for this period from the Fixcor or the Palletech operations. Revenues for the twelve months in fiscal year 1996 from the purchase order financing were $510,779 versus $191,795 for the nine months ended September 30, 1997, an annualized decrease of approximately 50 percent. The 1997 revenue represents the funds the Company had available for these purposes before startup of the Fixcor operations. As the year has continued, these investments have declined due to the Company's emphasis on the operations at the Fixcor Facility. For the year ended December 31, 1996 revenues from merchandise sales were $232,824. For the nine months ended September 30, 1997 revenues from these sales were $187,964. On an annualized basis, this represents a 7.6% percent increase in revenues. This increase is a result of an increase in staffing and sales efforts in this area.

     The revenues of Fixcor through the nine months ended September 30, 1997, are $5,441,225. As previously noted, these revenues are not reflected in the 1996 net income since operations did not begin until 1997. Cost of goods sold for these sales was $4,089,419 reflecting a gross profit of 24.8%.

     General and administrative expenses for the year ended December 31, 1996, were $454,632, compared with $1,523,379 for the nine months ended September 30, 1997. The increase reflects the operations of Fixcor for the period in operation during fiscal year 1997 against the pre-Fixcor-operation year of 1996.

LIQUIDITY AND CAPITAL RESOURCES AS OF SEPTEMBER 30, 1997

     The Company's cash balance increased by $2,174,002 to $2,398,541 from December 31, 1996 to September 30, 1997 and working capital increased by $4,473,009 to $11,706,800 from December 31, 1996 to September 30, 1997. The increases are the result of three occurrences. First, funds were generated by internal operations and formula borrowings on inventories (up to 55%) and receivables (up to 85%)

     The second source of funds was from the issuance of capital stock. During the nine months ended September 30, 1997, 3,490,986 shares were issued resulting in additional funds of $4,751,475. These monies were used to acquire additional equipment and fund working capital needs in Fixcor's operations.

     Management believes that the present cash balances and funding available through the permanent financing and line of credit will be sufficient to meet the needs of the Fixcor operations. However, additional funding may be necessary with regard to the Palletech operations when they start up during 1998. Management is working with financial institutions to ensure that sufficient monies are available to meet these needs, and it is believed that those monies will be available. See the discussion of the "CONVERTIBLE DEBENTURES" below.

CONVERTIBLE DEBENTURES

     On October 24, 1997, pursuant to a Convertible Debenture Purchase Agreement the Company issued and sold in a private placement to two institutional investors an aggregate $5,000,000 principal amount of convertible debentures bearing interest at the rate of 6% per annum, payable quarterly in arrears, and due October 24, 2000. The Company expects to use the net proceeds of the transactions primarily for such things as the acquisition of equipment for the start-up and expansion of Palletech and Fixcor operations. The principal amount of the debentures, together with any accrued and unpaid interest thereon, are convertible at any time into shares of Common Stock at a conversion price equal to the lesser of (i) $3.91 (110% of the average closing bid price for the 5 trading days preceding closing), or (ii) 85% of the average of the 5 lowest closing bid prices during the 10 trading days preceding conversion. Except in limited circumstances, the conversion rights are subject to an aggregate limit of 4.9% of the Company's outstanding Common Stock.

     The purchasers also received warrants to purchase an aggregate 331,400 shares of Common Stock at an exercise price equal to $3.91 per share. The warrants are exercisable at any time through October 24, 2000. The Company has reserved authorized shares of Common Stock sufficient to cover conversion of debentures (and payment of interest thereon in shares of Common Stock) and the exercise of the warrants, and is required to effect and maintain for three years a registration statement under the Securities Act of 1933, as amended (the "Securities Act") covering resales by the holders of such shares following conversion of debentures (and payment of interest thereon in shares of Common Stock) and exercise of warrants.

     The debenture transaction documents include additional representations, warranties, covenants and default provisions not atypical for such financings. The principal debenture transaction documents are attached to this Registration Statement.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Facility is located in an industrial park which is about three miles from Interstate 70 and two miles from U.S. Highway 40, within the city limits of Heath (Licking County), Ohio. The closest metropolitan area is Columbus, Ohio, about 30 miles away. There is vacant land to the north which has been zoned for additional industrial buildings. The site is approximately 10 acres.

     The Facility was constructed in 1991 and includes 48,000 square feet of space for manufacturing and an additional 1,643 square feet for a finished office area. In connection with the third operating line, Fixcor put into service 7,000 of these 48,000 square feet. There is also a concrete slab in the rear with a portion of it covered by a canopy. The site is served by a railroad spur to the south.

     Fixcor holds the title to the real estate and real estate improvements constituting the Facility. To secure its permanent financing, Fixcor granted the lender a continuing security interest in all of Fixcor's property, including the Facility.

     The book value of the Facility represented more than 10% of the total assets of the Company as of the end of fiscal year 1996. Currently, the only planned material renovation, improvement or further development of the Facility is the installation of equipment related to Palletech operations. The estimated cost of this improvement is approximately $4,000,000, and the Company is examining several options to finance this cost, including but not limited to a lease arrangement or using certain of the proceeds of the convertible debentures. The Company believes that the value of the real estate and improvements at the Facility are subject to general economic conditions. In the opinion of management, the Facility is adequately covered by insurance. The Company has no current plans to lease out any portion of the Facility. With respect to each component of the Facility upon which depreciation is taken, the following table sets forth the projected federal tax basis, life claimed and method for purposes of depreciation.

                         BASIS               LIFE CLAIMED        METHOD
               Building    $2,000,000          39 years          Straight-line
               Equipment  $12,500,000           7 years          MACRS

The projected realty tax rate on the Facility is $51.90 per $1,000 of valuation. The land is valued at $87,500. The gross annual real estate tax is approximately $4,500 per year which is reduced by rebates to a net amount of approximately $3,300.

     The Company leases 1,200 sq. ft. of office space at 27040 Cedar Road, Suite 218, Beachwood, Ohio 44122 at a lease rate of $900 per month. The lease has a term of one year commencing January 1, 1997. Beachwood is a suburb of Cleveland, Ohio.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of the Company's principal stockholders, defined as parties that own five percent or more of the common stock, as of November 10, 1997.

COMMON STOCK
                              Amount and
Name and Address              Amount and Nature
of Beneficial Owner           of Beneficial Owner      Percent of Class

Mark Fixler                    10,244,067*             30.0%
27040 Cedar Road
Suite 218
Beachwood, Ohio 44122

-----------------------------
* Includes 4,000,000 shares which are subject to options granted by the Company to Mr. Fixler, which are exercisable during the term of his current employment agreement with the Company.

The following table sets forth information with respect to the beneficial ownership of the Common Stock by the Directors of the Company and the Directors and officers of the Company as a group.

COMMON STOCK
                              Amount and
Name and Address              Amount and Nature
of Beneficial Owner           of Beneficial Owner      Percent of Class

Mark Fixler                    10,244,067*              30.0%
27040 Cedar Road
Suite 218
Beachwood, Ohio 44122

All Directors and
Officers as a Group            10,368,067*              30.4%


* Includes 4,000,000 shares which are subject to options granted by the Company to Mr. Fixler, which are exercisable during the term of his current employment agreement with the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     MARK FIXLER, 41, is the Company's Chief Executive Officer and President and the Chairman of its Board of Directors. Prior to founding Fix-Corp International, Inc., Mr. Fixler served as President of several retail businesses chiefly engaged in the jewelry business. He was President of Richard's Jewelers, Inc. from November, 1989 until October, 1994. From October, 1994 to October, 1995 Mr. Fixler was President of Fix-Corp International, Inc., an Ohio corporation and a predecessor of the Company. He is currently Council President of his home community, Mayfield Village. See Part I, Item 6, "EXECUTIVE COMPENSATION."

     GARY M. DELAURENTIIS, 53, is the President of Fixcor and a Vice President of the Company. Mr. DeLaurentiis joined the Company after it acquired the Facility. Mr. DeLaurentiis has 21 years of management experience and 10 years of experience in the plastic resin industry. Prior to joining the Company, he operated his own consulting firm, GMD & Associates, from June, 1995 to December, 1996. Prior to being a consultant, from 1991 to June, 1995, Mr. DeLaurentiis developed another start-up company in the plastic resin field, ANEW Corporation, which was subsequently sold. Mr. DeLaurentiis also negotiated with the Chinese government to develop a plastic recycling plant as part of a pilot project in a Free Trade Zone of Southern China. This occurred when he was employed by RPX Resins, Inc., another firm which he founded and managed from 1987 to 1992.

BOARD OF DIRECTORS

     The Board of Directors is composed of three individuals, Mr. Fixler, Mr. DeLaurentiis and Lawrence Schmelzer. A brief biography of Mr. Schmelzer follows. Each of the directors is serving a one-year term expiring at the annual meeting of the Company's stockholders in 1998.

     LAWRENCE C. SCHMELZER, 61, is the Chairman of 1st Cleveland Securities, Inc., a full service brokerage firm in Cleveland, Ohio, and has held that position since 1991. He is a graduate of the Wharton School of Finance and he has also studied at the New York Institute of Finance, the London School of Economics and New York University. Mr. Schmelzer has been active in the securities industry since 1959, with experience in venture capital funding, portfolio management, mergers and acquisitions. Through family partnership, he is also active in commercial real estate investment and management.

     None of the directors currently receives compensation from the Company for his service in such capacity.

DEPENDENCE ON MANAGEMENT

     The Company's success is principally dependent on its current management personnel for the operation of its business. In particular, Mr. Fixler, its President and Chief Executive Officer and Chairman of its Board of Directors, has played a significant role in the development and management of the Company. There is no assurance that additional managerial assistance will not be required. The Company has entered into an employment agreement with each of Mr. Fixler and Mr. DeLaurentiis. If the Company should lose the services of either Mr. Fixler or Mr. DeLaurentiis, the Company may be significantly affected.

ITEM 6.  EXECUTIVE COMPENSATION

     Mr. Fixler is party to a three year employment contract with the Company dated January 1, 1997. Under this agreement, the Company pays him a salary of $200,000 during the first year, $250,000 during the second year and $300,000 during the final year. In addition, Mr. Fixler receives a car allowance and reasonable car phone expenses, plus other benefits customarily given to executive officers. Under this agreement, Mr. Fixler is also granted an option to purchase 4,000,000 shares of common stock of the Company at a fixed price of $.50 per share and this option may be exercised at any time during the employment period. Finally, in the event of a consolidation or purchase of assets to another company or termination of employment for any other reason, Mr. Fixler is entitled to a $2,000,000 severance benefit.
Prior to 1997, Mr. Fixler was not subject to a written employment agreement with the Company. He was paid a salary of $119,000 in 1996 and $64,000 in 1995.

     Mr. DeLaurentiis is party to a five year employment contract with the Company dated January 1, 1997. Under this agreement, the Company pays him a salary of $125,000 per year. He is also eligible for annual bonuses subject to the approval of the Board of Directors of the Company. In addition, Mr. DeLaurentiis receives a car allowance and other benefits customarily given to executive officers. He is President of Fixcor and Vice President of the Company. He was not employed by the Company or Fixcor during fiscal year 1996.

     The Company currently has no stock appreciation rights, long-term incentive, stock option plans or similar benefit plans for its executives or other employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During 1996, the Company loaned to Fix-Sports, Inc., a company partially owned by Mr. Fixler $26,000. This note bears interest at 10% per year and is collateralized by 52,000 shares of the Company's Common Stock. Otherwise, no director, officer, promoter or control person is, or has been, in debt to the Company. Mr. Fixler has guaranteed certain bridge and permanent financing of the Company.

     Upon consummation of the purchase of the Facility and prior to the securing of permanent financing, the Company entered into a formal Acquisition Agreement (the "Acquisition Agreement") under which the Company conveyed the Facility to Fixcor in connection with its original subscription to all of the shares of common stock of Fixcor. Mr. Fixler was also a party to this Acquisition Agreement. Before the Company acquired the Facility under the Quantum Agreement, he had an option to purchase the Facility. He elected to forego that opportunity and to allow the Company to make the acquisition. In addition, he personally guaranteed the bridge financing for the purchase of the Facility, and the Company issued to him 6,521,740 shares of Common Stock (valued at $6,000,000 or $.92 per share), all of which were restricted shares. Mr. Fixler also has guaranteed up to $1,000,000 of the July, 1997 financing from Gordon Brothers Capital Corp.

ITEM 8.  DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock with a par value of $0.001 per share, and 2,000,000 shares of Preferred Stock with a par value of $0.001 per share.

COMMON STOCK

     30,053,289 shares of Common Stock were issued and outstanding as of November 10, 1997.

     Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefor when, as and if declared by the Board of Directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to stockholders. The Board of Directors is authorized to issue additional shares of Common Stock on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action. Reference is made to the Company's Amended and Restated Certificate of Incorporation and Bylaws which are attached as exhibits to this Registration Statement, as well as to the applicable statutes of the State of Delaware for a more complete description concerning the rights and liabilities of stockholders.

     Each holder of Common Stock is entitled to one vote per share, either in person or by proxy, on all matters that may be voted on by the owners thereof at meetings of the stockholders. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors. At its last annual meeting, the stockholders approved a provision whereby a quorum shall be deemed present for the conduct of business at either an annual meeting of the stockholders or at a special meeting of the stockholders with only one-third of the outstanding shares represented, either in person or through proxy.

PREFERRED STOCK

     No shares of preferred stock of the Company (the "Preferred Stock") were issued and outstanding as of October 1, 1997. Shares of Preferred
Stock were issued during the second and third quarters of fiscal year 1997, but all have been converted to Common Stock by the holders thereof.

     Subject to the Company's Amended and Restated Certificate of
Incorporation and the Delaware General Corporation Law, the terms of one or more classes or series of Preferred Stock, including dividend rights, conversion prices, voting rights, redemption prices and similar matters will be determined by the Board of Directors.

TRANSFER AGENT

     The registrar and transfer agent for the Common Stock is CDR Transfer Inc., located at 412 Main Street, Old Saybrook, Connecticut 06475.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Company's Common Stock is traded over-the-counter ("OTC") on the Electronic Bulletin Board (the "Bulletin Board") maintained by the National Association of Securities Dealers ("NASD") under the Symbol "FIXC."

     As of November 10, 1997, 30,058,289 shares of Common Stock were issued and outstanding, and there were approximately 300 record holders of Common Stock. As of that date, no shares of Preferred Stock were issued and outstanding. (See Part I, Item 8, "Description of Securities.") Mr. Fixler holds certain options to purchase shares of Common Stock under his employment agreement with the Company. (See Part I, Item 6, "EXECUTIVE COMPENSATION.")

     The following table sets forth the range of high and low sales prices for the Common Stock on the OTC Bulletin Board for each quarter for the fiscal year 1996 and the first three quarters of 1997.

Quarter Ending           High           Low

9/30/97                  4-1/4          1-3/8
6/30/97                  3/4            1/2
3/31/97                  7/8            1/2
12/31/96                 15/16          7/16
9/30/96                  13/16          5/8
6/30/96                  1-9/16         11/16
3/31/96                  1-1/2          13/16

     The source of this information is America Online quotation services. These prices reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent actual transactions.

RESTRICTED SECURITIES

     A significant portion of the Company's Common Stock is held by insiders and persons who acquired shares in private offerings. These are "restricted securities," as that term is defined in Rule 144 promulgated under the Securities Act. In general, Rule 144 provides that, during any three-month period, each person holding restricted securities can sell an amount of such securities equal to the greater of (a) 1% of the number of outstanding shares, or (b) the average weekly reported trading volume of those securities during the preceding four calendar week period, provided that certain conditions are met. One of these conditions is that the stock must be purchased for investment purposes and held for a minimum period of one year, and in some instances even longer. Sales of these restricted securities under Rule 144 or otherwise by current stockholders of the Company could have a depressive effect on any trading market for Common Stock. No predictions can be made of the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market may adversely affect market prices, and may impair the Company's ability to raise capital at that time through additional sale of its equity securities.

NO DIVIDENDS

     The Company has not declared or paid any dividends on its Common Stock and there is no assurance that the Company will pay dividends in the future. The Company currently intends to retain future earnings to fund the development and growth of its businesses, to repay indebtedness and for general corporate purposes, and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay dividends will be made by the Board of Directors of the Company in light of the Company's earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant. Any decision to pay dividends is subject to Delaware law, under which the Company is permitted to pay cash dividends to the Company only (i) out of the Company's capital surplus (the excess of net assets over stated capital) or (ii) out of the net income of the Company for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

SECONDARY TRADING RESTRICTIONS

     The Common Stock is governed by a Securities and Exchange Commission rule for "penny stocks" (defined as stocks that cost $5.00 or less per share) that imposes additional sales practice burdens and requirements upon broker-dealers which sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by this penny stock rule, broker-dealers must make a special suitability determination for the unaccredited purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the penny stock rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of persons now owning or subsequently acquiring the Company's securities to resell such securities in any trading market that may develop. Although the Company's goal is to have its securities included in the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), which would exempt such securities from the above rule, there is no assurance that the Company will meet the NASDAQ listing requirements.

PRICE VOLATILITY OF THE COMPANY'S SHARES

     The Common Stock is traded on the NASD OTC Electronic Bulletin Board. Because of the limited market for Bulletin Board stocks, even mild expressions of interest may have a profound impact upon the stock's price on any given day. Accordingly, Bulletin Board stock customarily experience above average price fluctuations and volatility. Accordingly, the Company's common stock should be expected to experience substantial price changes in short periods of time, owing to the vagaries of the Bulletin Board exchange for stocks. Even if the Company is performing according to its plan and there is no legitimate financial component for this volatility, it must still be expected that substantial percentage price swings will occur in these securities for the foreseeable future, and percentage changes in stock indices (such as the Dow Jones Industrial Average) could be magnified, particularly in downward movements of the markets.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is from time to time made a party to legal proceedings arising in the ordinary course of business. The Company does not believe that the results of such legal proceedings, even if unfavorable to the Company, will have a materially adverse impact on its financial condition or the results of its operations.

     The Company is a third party defendant in a lawsuit pending in the Common Pleas Court of Cuyahoga County, Ohio, GLOBAL INVESTMENTS & ADVISORY GROUP, INC. V. 3DM, LIMITED LIABILITY CO., ET AL. V. FIX-CORP INTERNATIONAL, ET AL. This case arises out of the relationship between the Company and 3DM, Limited Liability Co. ("3DM"), which the Company believes has been terminated and settled, and the relationship between 3DM and Quantum. The latter relationship was the subject of prior litigation in which the Company was also joined as a third party defendant. The Company subsequently was dismissed from this earlier litigation. 3DM did not bring any claim against the Company in the prior litigation, and a default judgment was entered against 3DM on the matter of its breach of its agreement with Quantum. The Company does not believe that the pending litigation involving 3DM will have a material adverse affect on the Company or its operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company did not engage an independent accountant until during fiscal year 1997, when it engaged Harmon & Company, CPA, Inc., Columbus, Ohio, generally, and in particular for purposes of preparing the Financial Statements included with this Registration Statement. The Company has had no material disagreements with its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In October, 1995, pursuant to the reorganization involving the Company and following a reverse stock split and other transactions, the outstanding shares of Common Stock of the Company were held as follows: 3,600,000 restricted shares held by Mr. Fixler, 204,020 restricted shares held by an affiliate and consultant of the Company's predecessor, and 195,980 shares held by the public shareholders of the Company's predecessor.

     In April, 1997, pursuant to the Acquisition Agreement, the Company issued to Mr. Fixler 6,521,740 shares of Common Stock (at a value of $.92 per share) in a transaction exempt from registration under Section 4(2) of the Securities Act. During the period November, 1995 through August, 1997, the Company issued, in other private placement transactions exempt from registration under Section 4(2) of the Securities Act, additional shares of Common Stock at prices ranging from $.35 per share to $1.00 per share.

     During the period November, 1995 through March, 1996, pursuant to Rule 504 of Regulation D, the Company offered and sold 2,000,000 shares of Common Stock at $.50 per share. During the period November, 1996 through March, 1997, the Company, pursuant to Rule 504 of Regulation D, offered and sold approximately 4,000,000 additional shares of Common Stock for an aggregate consideration of $1,000,000.

     In December, 1996 in connection with certain bridge financing, the Company granted to Generation Capital Associates, a New York limited partnership, warrants for the purchase of an aggregate of 100,000 shares of Common Stock at an exercise price of $.65 per share.

     In December, 1996 and July, 1997 in connection with debt financings from Gordon Brothers Capital Corporation and pursuant to Section 4(2) of the Securities Act, the Company granted to the lender warrants for the purchase of an aggregate of 1,000,000 shares of Common Stock at an exercise price of $1.25 per share, which the lender exercised in November, 1997. Certain "piggyback" and other registration rights with respect to the warrant shares were also granted to Gordon Brothers Capital Corporation.

     From June, 1997 to October 1, 1997, pursuant to an offering under Rule 506 of Regulation D, the Company sold 1,925,000 shares of Preferred Stock at $1.00 per share. Each share of Preferred Stock was convertible into one share of Common Stock, and as of October 1, 1997 all of the Preferred Stock had been converted into 1,925,000 shares of Common Stock. In addition, holders of Preferred Stock were granted rights to acquire additional shares of Common Stock at $1.00 per share, and 1,100,000 shares of Common Stock were issued pursuant to exercise of such rights.

     In October, 1997, pursuant to Rule 506 of Regulation D, the Company issued to two institutional investors $5,000,000 aggregate principal amount of 6% convertible debentures. The principal amount of the debentures, together with any accrued and unpaid interest thereon, are convertible at any time into shares of Common Stock at a conversion price equal to the lesser of
(i) $3.91 (110% of the average closing bid price for the 5 trading days preceding closing), or (ii) 85% of the average of the 5 lowest closing bid prices during the 10 trading days preceding conversion. The purchasers also received warrants to purchase an aggregate 331,400 shares of Common Stock at an exercise price equal to $3.91 per share. The warrants are exercisable at any time through October 24, 2000.

     The Company is subject to an administrative "cease and desist" order (the "Order") issued in August, 1997 by the Ohio Division of Securities, and relating to certain matters deemed to constitute violations of Ohio securities laws, including unregistered sales of securities and false representations in connection with a registration application. The Company believes that such violations resulted principally from miscommunication between the Company and its legal counsel at the time as to certain information communicated to the Ohio Division of Securities in connection with an application for registration by description filed in December, 1995 with respect to sales of the Company's common stock in Ohio. The Company believes that it is in compliance with the Order.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     On May 16, 1997, at the Company's Annual Meeting, the stockholders adopted Amended and Restated Certificate of Incorporation. Article X of those Articles provides, in accordance with Section 145 of the General Corporation Law of Delaware, that a director shall not be personally liable to the Company or its stockholders for breach of duty or care or other duty as a director, except for liability for acts not in good faith or which involve intentional misconduct, or any transaction in which the director derived an improper personal benefit or for any type of liability not contemplated by Section 145 of the General Corporation Law of Delaware. As a result of the Company's Certificate of Incorporation and Delaware law, stockholders may have more limited rights to recover against directors for breach of fiduciary duty than as compared to the standard of care imposed upon a director in the state where the investor resides. In addition, to the fullest extent permitted by Delaware law, the Company shall indemnify its corporate officers. Section 145 of the General Corporation Law of Delaware reads as follows:

     Section 145 Indemnification of officers, directors, employees and agents; insurance.

          (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

          (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c) To the extent that a present or future director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

          (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or future director or officer is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

          (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

          (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

          (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

          (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

          (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

          (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

                                      SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FIX-CORP INTERNATIONAL, INC.


By
  -------------------------------------------
Mark Fixler, Chief Executive Officer and President

Date:  November 13, 1997
               ---

                                       PART F/S

     The Company's Financial Statements and Independent Auditor's Report for the fiscal years ending December 31, 1996 and December 31, 1995, and unaudited consolidated balance sheet and consolidated income statement and statement of retained earnings for the nine month period ending September 30, 1997, are included.

                                                   ____________________________

                                                   FIX-CORP INTERNATIONAL, INC.
                                                    (FORMERLY LIFECHOICE, INC.)

                                                       FINANCIAL STATEMENTS
                                                                &
                                                   INDEPENDENT AUDITOR'S REPORT

                                                     DECEMBER 31, 1996 & 1995
                                                   ____________________________







                        _____________________________

                         HARMON & COMPANY, CPA, INC.
                              COLUMBUS, OHIO
                        _____________________________

                                                   ____________________________

                                                   FIX-CORP INTERNATIONAL, INC.
                                                    (FORMERLY LIFECHOICE, INC.)
                                                   ____________________________




                        INDEX TO FINANCIAL STATEMENTS



                                                                           PAGE
                                                                           ----
Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . .       2
Balance Sheet. . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3
Statements of Operations . . . . . . . . . . . . . . . . . . . . . . .       4
Statement of Changes in Stockholders' Equity . . . . . . . . . . . . .       5
Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . . . .       6
Notes to the Financial Statements. . . . . . . . . . . . . . . . . . .       7



                             INDEPENDENT AUDITOR'S REPORT


TO THE BOARD OF DIRECTORS OF
FIX-CORP INTERNATIONAL, INC.


    We have audited the accompanying Balance Sheets of Fix-Corp International, Inc. as of December 31, 1996 and 1995 and the related statements of operations, cash flow, and stockholders' equity for the years then ended. These financial statements are the responsibility of the management of Fix-Corp International, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

    We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the 1996 and 1995 financial statements referred to above present fairly, in all material respects, the financial position of Fix-Corp International, Inc. as of December 31, 1996 and 1995 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



_____________________________
HARMON & COMPANY, CPA, INC.


APRIL 16, 1997

                             FIX-CORP INTERNATIONAL, INC.
                             (FORMERLY LIFECHOICE, INC.)
                                    BALANCE SHEETS
                              DECEMBER 31, 1996 AND 1995



                                                                     12/31/96         12/31/95
                                                                   ------------     ------------
                                     ASSETS
CURRENT ASSETS
    Cash                                                           $   224,539      $    33,860
    Investment in Marketable Securities                                130,692               -0-
    Trade Accounts Receivable, net                                      88,763           59,436
    Purchase Order Financing Contracts                                 221,672           72,800
    Inventory                                                           96,002               -0-
                                                                   ------------     ------------
              Total Current Assets                                     761,668          166,096
                                                                   ------------     ------------
PROPERTY, PLANT & EQUIPMENT
    (at cost less accumulated depreciation and amortization)
    Land & Land Held for Development                                   750,000               -0-
    Buildings                                                        2,000,000               -0-
    Plant Equipment                                                  6,642,000               -0-
    Office Furniture & Fixtures                                        122,500           22,500
                                                                   ------------     ------------
                                                                     9,514,500           22,500
    Less Accumulated Depreciation and Amortization                      (6,428)          (3,214)
                                                                   ------------     ------------
         Total Property, Plant & Equipment                           9,508,072           19,286
                                                                   ------------     ------------
DEFERRED INCOME TAXES                                                  412,150          359,300
                                                                   ------------     ------------
OTHER ASSETS & DEFERRED CHARGES                                        212,226           75,826
                                                                   ------------     ------------
                       Total Assets                                $10,894,116      $   620,508
                                                                   ------------     ------------
                 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Secured Equipment Loan Payable                                 $ 2,500,000      $        -0-
    Bridge Financing Notes Payable                                     450,000               -0-
    Notes Payable                                                      598,000          500,000
    Accounts Payable                                                    68,008          113,183
    Accrued Interest Payable                                            44,317           40,600
                                                                   ------------     ------------
                       Total Current Liabilities                     3,660,325          653,783
                                                                   ------------     ------------
LONG-TERM DEBT
    Notes Payable to Officers                                               -0-         160,000
                                                                   ------------     ------------
STOCKHOLDERS' EQUITY
    Preferred stock, $.001 par value, 2,000,000 shares
      authorized, -0- shares issued or outstanding                           -                -
    Common Stock, $.0001 par value, 100,000,000 shares
      authorized, 7,106,056 and 20,974,024 issued and
      outstanding in 1995 and 1996                                       2,097              711
    Additional Paid in Capital                                       8,246,406          641,230
    Unrealized Holding Loss on Investments                             (68,673)              -0-
    Retained Earnings (Deficit)                                       (946,039)        (835,216)
                                                                   ------------     ------------
                           Total Stockholders' Equity                7,233,791         (193,275)
                                                                   ------------     ------------
                   Total Liabilities and Stockholders' Equity      $10,894,116      $   620,508
                                                                   ------------     ------------


                     The accompanying notes are an integral part
                            of these financial statements.

                            FIX-CORP INTERNATIONAL, INC.
                            (FORMERLY LIFECHOICE, INC.)
                              STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995




                                                                     12/31/96         12/31/95
                                                                   ------------     ------------
REVENUE
    Fees on Purchase Order Contract Financing                      $    408,337     $    530,629
    Commission & Shared Finance Fees                                    102,442          133,123
    Merchandise Sales                                                   232,824           91,812
                                                                   ------------     ------------
                        Total Revenue                                   743,603          755,564
                                                                   ------------     ------------
COST OF SALES AND CONTRACT FINANCING OPERATIONS
    Interest Expense, Contract Financing                                250,822          398,087
    Bad Debts                                                                -0-         962,471
    Consulting Fees & Shared Commissions                                 42,939          135,180
    Cost of Merchandise Sales, Including Freight                        126,153           47,340
                                                                   ------------     ------------
            Cost of Sales and Contract Financing Operations             419,914        1,543,078
                                                                   ------------     ------------
                        Gross Profit                                    323,689         (787,514)
                                                                   ------------     ------------
OPERATING EXPENSES
    Salaries, Wages and Related Costs                                   277,317          114,447
    Depreciation & Amortization                                          19,514           19,514
    Legal & Professional, Including Consulting Fees                      98,513           91,454
    Other General & Administrative                                       96,038           71,564
    Deferred Preoperating Plant Startup Costs                           (36,750)              -0-
                                                                   ------------     ------------
                        Total Expenses                                  454,632          296,979
                                                                   ------------     ------------
                    Operating Income (Loss)                            (130,943)      (1,084,493)
                                                                   ------------     ------------
OTHER INCOME (EXPENSE)
    Interest Expense and Financing Costs, Other                          32,730           30,149
                                                                   ------------     ------------
                    Net (Loss) Before Income Taxes                     (163,673)      (1,114,642)
LESS PROVISION FOR DEFERRED INCOME TAXES
    Federal                                                             (43,000)        (292,500)
                                                                   ------------     ------------
    State                                                                (9,850)         (66,800)
                                                                   ------------     ------------
                    Total Deferred Income Taxes                         (52,850)        (359,300)
                                                                   ------------     ------------
                        Net Loss                                   $   (110,823)    $   (755,342)
                                                                   ------------     ------------
Net Loss Per Common Share                                                (0.008)          (0.124)
                                                                   ------------     ------------

Weighted Average Common Shares Outstanding                           14,040,040        6,084,546
                                                                   ------------     ------------

                    The accompanying notes are an integral part
                           of these financial statements.

                            FIX-CORP INTERNATIONAL, INC.
                            (FORMERLY LIFECHOICE, INC.)
                         STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                              COMMON STOCK          ADDITIONAL      RETAINED        TOTAL
                                                              ------------           PAID-IN        EARNINGS     STOCKHOLDERS'
                                                          SHARES       AMOUNT        CAPITAL        (DEFICIT)       EQUITY
                                                       -----------     --------     ----------     ----------    -------------
Balances at January 1, 1995, as originally reported        400,000     $     40         $1,960         $(100)    $    1,900
Conversion of Notes Payable                                250,000           25        124,975                      125,000
Effect of Merger With Fix-Corp International, Inc.
(a Delaware corporation)                                 4,413,036          441            -0-       (79,774)       (79,333)
                                                       -----------     --------     ----------     ----------    -------------
Balances at January 1, 1995, as restated                 5,063,036          506        126,935       (79,874)        47,567
                                                       -----------     --------     ----------     ----------    -------------
Private Placement of Common Stock, net of
  issuance cost                                          1,249,000          125        461,875                      462,000
Issuance of Common Stock for payment of
  Professional Fees                                        599,020           60        149,940                      150,000
Loss on Stock Subscriptions                                195,000           20        (97,520)                     (97,500)
Net loss for the period                                                                             (755,342)      (755,342)
                                                       -----------     --------     ----------     ----------    -------------
Balances at December 31, 1995                            7,106,056          711        641,230      (835,216)      (193,275)
                                                       -----------     --------     ----------     ----------    -------------
Acquisition of Ohio Resources Recovery Plant             8,000,000          800      5,999,200                    6,000,000
Private Placement of Common Stock, net of
  issuance cost                                          4,267,968          426      1,605,976                    1,606,402
Issuance of shares to secure bridge financing,
  held in escrow subject to loan agreements              1,600,000          160            -0-                          160
Net loss for the period                                                                             (110,823)      (110,823)
                                                       -----------     --------     ----------     ----------    -------------
Balances at December 31, 1996                           20,974,024       $2,097     $8,246,406     $(946,039)    $7,302,464
                                                       -----------     --------     ----------     ----------
Unrealized Holding Loss on Investments                                                                              (68,673)
                                                                                                                 -------------
                                       Total Stockholders' Equity                                                $7,233,791
                                                                                                                 -------------
                                                                                                                 -------------


                 The accompanying notes are an integral part
                        of these financial statements.

                         FIX-CORP INTERNATIONAL, INC.
                         (FORMERLY LIFECHOICE, INC.)
                           STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                                                        12/31/96        12/31/95
                                                                                      ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss)                                                                   $  (110,823)    $  (755,342)

  ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
  Depreciation & Amortization Expense                                                      19,514          19,514
  Investment in Marketable Securities                                                    (199,365)            -0-
  (Increase) Decrease in Trade Accounts Receivable                                        (29,327)          3,064
  (Increase) Decrease in Purchase Order Financing Contracts                              (148,872)        456,636
  (Increase) in Inventory                                                                 (96,002)            -0-
  (Increase) in Deferred Tax Asset                                                        (52,850)       (359,300)
  Increase (Decrease) in Accounts Payable                                                 (45,176)         31,659
  Increase in Accrued Interest Payable                                                      3,717          40,600
                                                                                      ------------    ------------
    Net Cash Provided (Used) by Operating Activities                                     (659,184)       (563,169)
                                                                                      ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of Land & Land Held for Development                                           (500,000)            -0-
  Purchase of Buildings                                                                (1,000,000)            -0-
  Purchase of Plant Equipment                                                          (1,992,000)            -0-
  Purchase of Office Furniture & Fixtures                                                (100,000)        (22,500)
  Additions to Other Assets                                                              (152,700)        (95,203)
                                                                                      ------------    ------------
    Net Cash Provided (Used) by Investing Activities                                   (3,744,700)       (117,703)
                                                                                      ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from Sale of Stock                                                           1,606,402         612,000
  Proceeds from Secured Equipment Loan Payable                                          2,500,000             -0-
  Proceeds from Bridge Financing Notes Payable                                            450,000             -0-
  Proceeds from Notes Payable, net                                                        198,161          36,777
  Payments on long-term debt                                                             (160,000)           (500)
                                                                                      ------------    ------------
    Net Cash Provided (Used) by Financing  Activities                                   4,594,563         648,277
                                                                                      ------------    ------------
      Net Income Increase (Decrease) in Cash                                             $190,679     $   (32,595)
                                                                                      ------------    ------------
Cash at Beginning of Period                                                           $    33,860     $    66,454
                                                                                      ------------    ------------
Cash at End of Period                                                                 $   224,539     $    33,860
                                                                                      ------------    ------------

                                           SUPPLEMENTAL DISCLOSURES

INTEREST PAID, EXCLUDING PURCHASE ORDER CONTRACT FINANCING                            $    32,730         $30,149
                                                                                      ------------    ------------
ISSUANCE OF COMMON STOCK FOR:
  Professional Fees & Services                                                                -0-         150,000
                                                                                                      ------------
  Conversion of Notes Payable                                                                 -0-         125,000
                                                                                                      ------------
ACQUISITION OF OHIO RESOURCES RECOVERY PLANT, HEATH, OHIO FOR
COMMON STOCK AND ALLOCATED AS FOLLOWS:
  Land & Land Held for Development                                                        250,000             -0-
  Buildings                                                                             1,000,000             -0-
  Plant Equipment                                                                       4,650,000             -0-
  Office Furniture & Fixtures                                                             100,000             -0-
                                                                                      ------------    ------------
                                                                                        6,000,000             -0-
                                                                                      ------------    ------------

                The accompanying notes are an integral part
                      of these financial statements.

                          FIX-CORP INTERNATIONAL, INC.
                          (FORMERLY LIFECHOICE, INC.)
                         NOTES TO FINANCIAL STATEMENTS
                            DECEMBER 31, 1996 & 1995


NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE BUSINESS

    Lifechoice, Inc. (Lifechoice) was incorporated on August 11, 1995 under the laws of the State of Utah. On or about October 23, 1995, Fix-Corp International, Inc. (Fix-Corp), a newly-formed Delaware corporation was acquired by Lifechoice preparatory to a reverse merger in which Fix-Corp assumed control over Lifechoice, a publicly traded company listed on the NASD Bulletin Board. Lifechoice possessed no assets and no liabilities and was, in effect, a shell corporation. The company assumed the name of Fix-Corp International, Inc. and was redomiciled to Delaware.

    Effective with the company's $9,400,000 acquisition of the Heath Resource Recovery plant and manufacturing facility, more fully described in Note 4, the Company's primary business will be plastic resin recycling. The Company's business, therefor, consists of three (3) distinct segments: the recycling of post consumer polyethylene and other plastic resins, merchandise or product sales and purchase order contract financing. Prior to December 1996, the Company was in the business of extending financing to small businesses, collateralized by a Purchase Order issued by a reputable business. In effect, the Company funds a portion of this Purchase Order in advance, then stands in the place of its client, the Vendor, and becomes the owner of this Purchase Order and its requisite proceeds.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed in the preparation of these financial statements. The financial statements and notes are the representation of the Company's Management, who is responsible for their integrity and objectivity. The policies conform to generally accepted accounting principles and have been consistently applied.

(A.) Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(B.) Effect of New Accounting Pronouncements

    Effective in 1996, Fix-Corp adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under Statement No. 115, debt and marketable equity securities are required to be classified in one of three categories: trading, available-for-sale, or held to maturity. Fix-Corp's equity securities qualify under the provisions of Statement No. 115 as available-for-sale. Such securities are recorded at fair value, unrealized holding gains and losses, net of the related tax effect, are not reflected in earnings but are reported as a separate component of stockholders' equity until realized. A decline in the market value of an available-for-sale security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security.

    Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" requires that long-lived assets held and used by a company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also establishes the procedures for review of recoverability, and measurement of impairment, if necessary, of long-lived assets. Fix-Corp, with the acquisition of the Heath Resource Recovery plant, adopted SFAS No.121 and determined that no impairment provision of the carrying cost of the plant was necessary.

(C.) Allowance for Doubtful Accounts

    It is the opinion of Management that all accounts receivable are collectible, therefore an allowance for doubtful accounts is not necessary. The Company incurred a bad debt of $962,471 charged against current operations in 1995.

                                                  FIX-CORP INTERNATIONAL, INC.
                                                   (FORMERLY LIFECHOICE, INC.)
                                     NOTES TO FINANCIAL STATEMENTS - CONTINUED

(D.) Inventory

    Inventory is stated at the lower of cost or market, using the First-in, First-out, (FIFO), method of accounting, and consists of plastic recycled products.

(E.) Property and Equipment

    Property and equipment are stated at cost. Costs of maintenance and repairs are charged to expense as incurred. Major improvements and renewals, in general, are capitalized. Acquisitions to fixed assets are depreciated on the straight-line method. The estimated useful lives used in computing depreciation are as follows:

                   DESCRIPTION                                    LIFE IN YEARS
-------------------------------------------------------------------------------
Buildings                                                           10-25 Years

Plant Machinery and Equipment                                        5-10 Years

Office Furniture and Fixtures                                         5-7 Years


    Depreciation charged against operations for the years ended December 31, 1995 and 1996 were $3,214 and $3,214, respectively.

    Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" requires that long-lived assets held and used by a company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also establishes the procedures for review of recoverability, and measurement of impairment, if necessary, of long-lived assets. Fix-Corp, with the acquisition of the Heath Resource Recovery plant, adopted SFAS No.121 and determined that no impairment provision of the carrying cost of the plant was necessary.

(F.) Organizational Costs

    Organizational costs are being amortized over a period of 60 months and is presented net of accumulated amortization of $16,300 and $32,600 in 1995 and 1996, respectively. Amortization expense charged against operations for the years ended December 31, 1995 and 1996 $16,300 and $16,300, respectively.

(G.) Investment in Life Insurance

    In December 1995, the Company obtained certain life insurance policies on the life of an unrelated third party as partial settlement for certain factored purchase order financing contracts. At December 31, 1995 and 1996, the investments in the policies was $9,676 and $9,676 respectively, with no policy loans thereon. The ongoing policy premiums are paid out of the cash surrender value of the policies. life insurance expense of $-0- and $-0- in 1995 and 1996 respectively, was included in other expense.

(H.) Deferred Taxes and Income Taxes

    During 1995 and effective with the reverse merger, more fully described in Notes 1 and 4, the Company adopted Financial Accounting Standards No. 109, "Accounting for Income Taxes" and all years presented reflect the adoption of this method. The Company has restated 1995 financial statements for comparative purposes. The effect of this restatement is the recording of a deferred tax asset of $359,300, net of a valuation allowance of $120,000, which arises solely from the estimated future benefit of the net operating loss carry-forward of approximately $1,114,000. The effect of this restatement was to reduce the net loss for the year ended December 31, 1995 by $359,300 and to reduce the net loss per common share by $.059 per share.

    In prior years, the Company had elected to be taxed under Subchapter S of the Internal Revenue Code. Effective with reverse merger and reincorporation this election was discontinued and all adjustments, which were minor in nature were included as a capital adjustment "Effect of Merger with Fix-Corp International, Inc." in the Statement of Stockholders' Equity.

                                                  FIX-CORP INTERNATIONAL, INC.
                                                   (FORMERLY LIFECHOICE, INC.)
                                     NOTES TO FINANCIAL STATEMENTS - CONTINUED

(I.) Revenue Recognition

    Revenue from merchandise sales is generally recognized upon shipment, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. Fees on purchase order contract financing, commissions and shared finance fees are recognized upon finalization and collection of the related financing project.

(J.) Loss per Common Share

    As of December 31, 1995 and 1996, loss per common share and common share equivalent were computed by dividing the net loss by the weighted average number of shares of common stock and common stock equivalents outstanding during the year.

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES

    Effective in 1996, the Fix-Corp adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under Statement No. 115, debt and marketable equity securities are required to be classified in one of three categories: trading, available-for-sale, or held to maturity. Fix-Corp's equity securities qualify under the provisions of Statement No. 115 as available-for-sale. Such securities are recorded at fair value, unrealized holding gains and losses, net of the related tax effect, are not reflected in earnings but are reported as a separate component of stockholders' equity until realized. A decline in the market value of an available-for-sale security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security. During 1996 an $68,673 unrealized holding loss on investments was charged directly to capital.

NOTE 4  - PLANT PURCHASE AND SALE AGREEMENT

    On December 16, 1996 the Company acquired, subject to a certain Purchase and Sale Agreement, a plant in Central Ohio, hereinafter referred to as the "Resource Recovery" plant. The assets consist of a post-consumer plastic recycling operation involving two parallel recycling lines under a single roofed structure on its own plot of ground with a permanent easement for ingress and egress to an adjoining railroad spur and truck scale and various other support equipment permitting this business to function as an independent entity. The purchase price, and allocation thereof, is summarized as follows:

                                                                         AMOUNT
-------------------------------------------------------------------------------
Land & Land Held for Development                                       $750,000

Buildings                                                             2,000,000

Plant Equipment                                                       6,550,000

Office Furniture & Fixtures                                             100,000
                                                                      ---------
  Total Purchase Price                                               $9,400,000
                                                                      ---------
                                                                      ---------

    As more fully described in Note 7, included in the acquisition of the Resource Recovery plant was a Track Lease Agreement for 200' of railroad siding (including land) for the sole purpose of the storage of railroad cars owned, leased or consigned to the Company. The term of the lease is for a period of ten
(10) years beginning August 14, 1996 and expiring August 14, 2006, with an option for an additional ten (10) years expiring August 14, 2016. Annual rentals, paid in advance, are $1,000 per year. The price was paid as follows

                                                                         AMOUNT
-------------------------------------------------------------------------------
CASH                                                                   $900,000

SECURED EQUIPMENT LOAN                                                2,500,000

COMMON STOCK (8,000,000 RESTRICTED SHARES)                            6,000,000
                                                                      ---------
  TOTAL PAYMENTS                                                     $9,400,000
                                                                      ---------
                                                                      ---------

                                                  FIX-CORP INTERNATIONAL, INC.
                                                   (FORMERLY LIFECHOICE, INC.)
                                     NOTES TO FINANCIAL STATEMENTS - CONTINUED


    At closing, the Company received a general warranty deed (fee simple title) for the ground and its improvements (i.e. the physical plant), and a bill of sale for the remainder of the assets. The seller extended no express or implied warranties for the equipment transferred and disclaimed any implied warranty of merchantability and implied warranty of fitness for a particular purpose. The seller did stipulate however, that the plant was not subject to any contract or agreement with any labor union or linked to any collective bargaining agreement, and that the plant was not subject to any employee benefit or retirement programs. In addition, the seller agreed to provide personnel to consult with Fix-Corp for up to one year and assist in re-starting the facility. In addition, all blueprints, customer lists, drawings and equipment specifications were made available.

NOTE 5 - OTHER ASSETS AND DEFERRED CHARGES

OTHER ASSETS AND DEFERRED CHARGES CONSIST OF THE FOLLOWING:         1996          1995
--------------------------------------------------------------------------------------
Note Receivable from Affiliated Company                           $ 26,000     $   -0-

Disputed Finance Deposit Claim                                      90,000         -0-

Deferred Preoperating Plant Startup Costs                           36,750         -0-

Organizational Costs                                                48,900      65,200

Investment in Life Insurance                                         9,676       9,676

Deposits                                                               900         950
                                                                 ---------     -------
                                                                 $212,226      $75,826
                                                                 ---------     -------
                                                                 ---------     -------

    The note receivable from affiliated company results from a loan to Fix-Sports, Inc., a company partially owned by the Company's President. The note bears interest at 10% and is signed personally by the president and collateralized by 52,000 shares of the Company's Common Stock.

    The Disputed Finance Deposit Claim results from a deposit that the Company placed with a finance company in order to obtain financing for the Resource Recovery acquisition. No consideration was received and the Company intends to pursue action to recover the deposit. The Company's counsel believes that they have a legitimate collectible claim .

    Deferred preoperating plant startup costs consists of certain consulting, labor and maintenance costs incurred by the Company subsequent to the acquisition of the Resource Recovery plant, more fully described in Note 4. The deferred costs will be amortized over a three (3) year (36 month) period starting on the date that the plant became fully operational in February, 1997. Additional deferred preoperating plant startup costs were incurred subsequent to the balance sheet date, however, these costs are considered minor in nature.

    As discussed in Note 2, in December 1995, the Company obtained certain life insurance policies on the life of an unrelated third party as partial settlement for certain factored purchase order financing contracts. The ongoing policy premiums are paid out of the cash surrender value of the policies. Life insurance expense of $-0- and $-0- in 1995 and 1996 respectively, was included in other expense.

NOTE 6 - DEFERRED TAXES AND INCOME TAXES

    During 1995 and effective with the reverse merger, more fully described in Notes 1 and 2, the Company adopted Financial Accounting Standards No. 109, "Accounting for Income Taxes" and all years presented reflect the adoption of this method. The Company has restated 1995 financial statements for comparative purposes. The effect of this restatement is the recording of a deferred tax asset of $359,300, net of a valuation allowance of $120,000, which arises solely from the estimated future benefit of the net operating loss carry-forward of approximately $1,114,000. The effect of this restatement was to reduce the net loss for the year ended December 31, 1995 by $359,300 and to reduce the net loss per common share by $.059 per share.

                                                  FIX-CORP INTERNATIONAL, INC.
                                                   (FORMERLY LIFECHOICE, INC.)
                                     NOTES TO FINANCIAL STATEMENTS - CONTINUED


THE COMPONENTS OF THE DEFERRED TAX ASSET ARE AS FOLLOWS:      1996          1995
--------------------------------------------------------------------------------
Tax asset arising form net operating loss carryforward:

  Federal                                                   $447,375   $390,125

  State                                                      102,275     89,175

     Total Deferred Tax Asset                                549,650    479,300

Less valuation for deferred tax assets                      (137,500)  (120,000)
                                                            ---------  ---------
     Deferred Taxes - net                                   $412,150   $359,300
                                                            ---------  ---------
                                                            ---------  ---------


    In prior years, the Company had elected to be taxed under Subchapter S of the Internal Revenue Code. Effective with reverse merger and reincorporation, this election was discontinued and all adjustments, which were minor in nature, were included as a capital adjustment "Effect of Merger with Fix-Corp International, Inc." in the Statement of Stockholders' Equity. The components of the provision for taxes were as follows:

                                                       1996                1995
-------------------------------------------------------------------------------
Provision for Deferred Taxes:

  Federal                                              $57,250         $390,125

  State                                                 13,100           89,175

   Valuation Allowance                                 (17,500)        (120,000)
                                                      ---------        ---------
     Total                                             $52,850         $359,300
                                                      ---------        ---------
                                                      ---------        ---------


    The amounts and expiration dates of the net operating loss carryforward available to the Company at December 31, 1996 are as follows:


                                                   AMOUNT       EXPIRATION DATE
-------------------------------------------------------------------------------
Loss for the year ended December 31, 1995      $1,114,642                  2010
Loss for the year ended December 31, 1996         163,674                  2011
                                               -----------
    Total Net Operating Loss Carryforward      $1,278,316
                                               -----------
                                               -----------


NOTE 7 - SECURED EQUIPMENT LOAN PAYABLE

    The Company is a party to a Loan and Security Agreement with Gordon Brothers Capital Corporation, a Delaware company, and Mark Fixler, a principal shareholder, President and CEO, personally. The loan is for $2,500,000 bearing interest at 12 1/2% and is secured by an Open-End Mortgage to the premises located at 1835 James Parkway, Heath, Ohio, namely the post consumer plastics recycling facility or Resource Recovery plant.

    In addition to this Open-End Mortgage, Gordon Brothers has been granted a security interest, including a lien on and a pledge of all inventory, all accounts and accounts receivables, contract rights, and all customer lists and goodwill. Mr. Fixler has been required to sign as a guarantor for Fix-Corp International. The schedule of payments required under the Loan portion of this agreement is skewed so as to allow a modest initial payment, then a payment of approximately $79,734 for the next five months, followed by a payment of $123,000, then $250,000, then $394,000 for the final four months.

    The contract contains a number of Negative Covenants, including but not limited to, certain limitations on the issuance any additional evidences of indebtedness; the creation, assumption, guarantee of indebtedness in addition to the indebtedness of the lender; there can be no sale or transfer of ownership without the Lender's prior written consent; and

                                                  FIX-CORP INTERNATIONAL, INC.
                                                   (FORMERLY LIFECHOICE, INC.)
                                     NOTES TO FINANCIAL STATEMENTS - CONTINUED


the borrower is barred from making any loans or advances to any individual or officer of the Borrower. In addition, the Company is prohibited from paying Dividends without the prior written permission of the Lender and may not make any investments without the lender's prior written permission; the Borrower may not merge or consolidate with or into any other corporation; the Borrower may not sell, lease or dispose of its assets without the lender's prior written consent and the Borrower may not grant any security interest in or mortgage of any of its properties that are included in the lender's collateral. Finally, the Borrower is barred from engaging in any business other then the business in which it is currently engaged or a business reasonably allied thereto.


NOTE 8 - BRIDGE FINANCING NOTES PAYABLE

                                                             1996          1995
-------------------------------------------------------------------------------

Bridge Notes Payable to shareholders (5 individuals)      $250,000        $  -0-

Bridge Notes Payable to others (1 individual)              200,000           -0-
                                                           -------         -----

                                    Total                 $450,000        $  -0-
                                                          --------        ------
                                                          --------        ------


    Subject to a certain "Confidential Private Placement Memorandum", more fully described in Note 10, the Company has sold $450,000 in Bridge Notes to qualified accredited investors. The proceeds of Bridge Notes was used for the purpose of acquiring the Resource Recovery Plant. The note holders are entitled to a twenty-two (22%) percent return on investment as well as an stock dividend of eighteen (18%) percent of monies invested at $.50 per share or 18,000 shares of common stock, which was issued and held in escrow. The Company retains the right to "repurchase" the shares upon payment of the notes. The term of the loan is generally 120 to 180 days from closing.

    In addition, The Company has communicated its intention to spin the plant off in a public offering within a year. Should that plan become a reality the Bridge note holders would receive 15,000 warrants at a price to be set by the Underwriter.

    Subsequent to the balance sheet date, $150,000 representing three (3) Bridge Notes were retired in full. The corresponding stock was reacquired from escrow at that time.

NOTE 9 - NOTES PAYABLE
                                                             1996          1995
--------------------------------------------------------------------------------

Notes Payable to shareholders (3 individuals)               $418,000    $190,000

12% Note Payable                                              80,000         -0-

Notes Payable to others (4 individuals)                      100,000     310,000
                                                             -------     -------

Total                                                       $598,000    $500,000
                                                            --------    --------
                                                            --------    --------


    The proceeds of the notes have generally been used for working capital and purchase order financing contracts. The notes are generally short-term renewable notes bearing interest at from 1% to 4% per month. All notes are current.

    Interest Expense on the notes, including all contract financing, is included as a separate line item in the Statements of Operations under Cost of Sales and Contract Financing Operations, and totaled $398,087 and $250,822 for the years ended 1995 and 1996, respectively.

NOTE 10 - LEASE COMMITMENTS

    On December 9, 1996, the Company entered into a one (1) year renewal lease for office space that houses the corporate offices, purchase order and merchandise sales segments of the business. Rent expense under prior lease arrangements amounted to $10,800 and $10,800 for the years ended December 31, 1996 and 1995, respectively. Monthly rentals through December 31, 1997 are $900 per month.

                                                  FIX-CORP INTERNATIONAL, INC.
                                                   (FORMERLY LIFECHOICE, INC.)
                                     NOTES TO FINANCIAL STATEMENTS - CONTINUED



    Pursuant to that certain Purchase and Sale Agreement, more fully described in Note 4, involving the acquisition of the Resource Recovery Plant in Heath, Ohio, the Company entered into a Track Lease Agreement for 200' of railroad siding (including land) for the sole purpose of the storage of railroad cars owned, leased or consigned to the Company. The term of the lease is for a period of ten (10) years beginning August 14, 1996 and expiring August 14, 2006, with an option for an additional ten (10) years expiring August 14, 2016. Annual rentals, paid in advance, are $1,000 per year.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

(A.) Bridge Note Financing

    In conjunction with the $450,000 in Bridge Note financing, more fully described in Note 8 , the note holders are entitled to a twenty-two (22%) percent return on investment as well as a stock dividend of eighteen (18%) percent of monies invested at $.50 per share or 18,000 shares of common stock, which was issued and held in escrow. The Company has retained the right to "repurchase" the shares upon payment of the notes. The term of the loan is generally 120 to 180 days from closing.

    In addition to the above, the Company has communicated its intention to spin the plant and the related operations off in a public offering within a year. Should that plan become a reality the Bridge note holders would receive 15,000 warrants at a price to be set by the Underwriter.

(B.)  Merger with Lifechoice, Inc.

    As indicated in Note 1, on or about October 23, 1995, Fix-Corp International was acquired by Lifechoice, Inc., preparatory to a reverse merger in which Fix-Corp assumed control over Lifechoice, Inc. and imbued Lifechoice, Inc. with its operations and management. Lifechoice, Inc. was a publicly traded company listed on the NASD Bulletin Board and possessed no assets and no liabilities, in effect a shell corporation.

    Lifechoice, Inc. was brought to the attention of Fix-Corp. by a business in Florida called LBI Group, Inc. and by a firm in New York called the Accord Group, Inc. These parties relied upon representations made by the seller of the shell, namely a firm called the Worthington Company. Lifechoice, Inc. had previously filed an Issuer Information Statement with NASD in compliance with Rule 15c2-11 of Securities and Exchange Commission's rules. This Issuer Information Statement was never rescinded and this permitted Lifechoice, Inc. to remain listed with the NASD Bulletin Board and possess all of the overt characteristics of a public company.

    In actuality, the charter of Lifechoice, Inc. had previously been canceled by the State of Utah and the seller had created a new Lifechoice, Inc. under a different charter number and represented this new company as the same entity listed on the NASD Bulletin Board. In the State of Utah, the corporation, as defined by its charter number, is viewed as the owner of the registration when this registration is procured. Consequently, the company represented by the seller did not own any registration statement.

    When the State of Utah opened an active investigation into this practice, the seller recommended a redomiciling of the company from Utah to Delaware. The movement of a company from one domicile to another does not cure the defect consisting of a charter that cannot be linked to a registration statement. As a consequence of this action, the seller has been barred by the Securities and Exchange Commission from the securities business.

    The State of Utah has reviewed the merger between Fix-Corp. and Lifechoice, Inc. and they have determined that Fix-Corp is a victim of this fraud. Accordingly, the State of Utah has opted to take no action against Fix-Corp International.

    The Company is aware of this flaw in its shell and has taken steps to remedy the situation. The Company has filed two registration statements in the State of New York, thus aligning registrations with its current charter. The Company has also procured a secondary trading exemption from Standard & Poor's. The Company further intends to file a registration statement in Utah and thereby rectify the flaw which the Company unknowingly acquired when it entered into this merger transaction with Lifechoice, Inc.

                                                  FIX-CORP INTERNATIONAL, INC.
                                                   (FORMERLY LIFECHOICE, INC.)
                                     NOTES TO FINANCIAL STATEMENTS - CONTINUED



NOTE 12 - STOCKHOLDER'S EQUITY

    Common Stock and Incorporation - On or about October 23, 1995, Fix-Corp International, Inc. (Fix-Corp), a newly-formed Delaware corporation, was acquired by Lifechoice preparatory to a reverse merger in which Fix-Corp assumed control over Lifechoice, a publicly traded company listed on the NASD Bulletin Board. Lifechoice possessed no assets and no liabilities and, was in effect, a shell corporation. The Company assumed the name of Fix-Corp International, Inc. and was redomiciled to Delaware. See Note 11.

    Preferred Stock - The Company's Articles of Incorporation authorize the issuance, upon resolution of the Board of Directors and without further shareholder approval, of up to 2,000,000 shares of Preferred Stock with a par value of $.001 per share, including any terms of one or more of the classes or series of Preferred Stock, including dividend rights, conversion prices as stipulated by the Board.

    Stock Dividend and Shares Held in Escrow - In conjunction with the Bridge Notes, more fully described in Note 11, the Company has committed to a stock dividend of eighteen (18%) percent of monies invested at $.50 per share or 18,000 shares of common stock, which was issued and held in escrow. The Company retains the right to "repurchase" the shares upon payment of the notes.

    Additional Equity Commitments - In addition to the above, the Company has communicated its intention to spin the plant and the related operations off in a public offering within a year. Should that plan become a reality the Bridge note holders would receive 15,000 warrants at a price to be set by the Underwriter.

    Stock Option - An employment agreement was executed on January 3, 1997 with Mark Fixler, the Company's President, CEO and principal shareholder that includes, among other provisions, an Option to the Employee to purchase four million shares of stock at the fixed price of fifty cents per share. This Option can be exercised at any time during the employment period. The Company is similarly obligated to purchase $2 million dollars of Key Man Insurance.

NOTE 13  - SEGMENT INFORMATION

    As discussed in Note 1, the Company operates in three (3) major segments of business: Recycled plastic, merchandise sales and purchase order contract financing. Information concerning operations in these businesses at December 31, 1996 and 1995, and for the years then ended, is presented below:


For the year ended
December 31,                Contract        Product       Recycled
1996                        Financing        Sales         Plastic        Total
-------------------------------------------------------------------------------
Net Revenue                  $510,780       $232,823          $-0-     $743,603

Cost of Sales and
Financing                     293,761        126,153           -0-      419,914
                              -------        -------          -----     -------

      Gross Profit           $217,019       $106,670          $-0-     $323,689
                             -------        -------           -----     -------
                             -------        -------           -----

Other Costs & Expenses                                                  434,512
                                                                        -------

      Net Loss                                                       ($110,823)
                                                                     ----------
                                                                     ----------

Capital Expenditures             $-0-           $-0-     $9,492,000  $9,492,000
                                -----          -----     ---------   ----------
                                -----          -----     ---------   ----------

Deferred Plant
Startup Costs                    $-0-           $-0-        $36,750     $36,750
                                -----          -----        -------     -------
                                -----          -----        -------     -------

Depreciation &
Amortization                   $9,757         $9,757           $-0-     $19,514
                               -------        -------         -----     -------
                               -------        -------         -----     -------

                                                  FIX-CORP INTERNATIONAL, INC.
                                                   (FORMERLY LIFECHOICE, INC.)
                                     NOTES TO FINANCIAL STATEMENTS - CONTINUED



FOR THE YEAR ENDED          CONTRACT      PRODUCT       RECYCLED
DECEMBER 31, 1995           FINANCING      SALES         PLASTIC          TOTAL
-------------------------------------------------------------------------------

Net Revenue                  $663,752     $91,812           $-0-       $755,564

Cost of Sales
and Financing               1,495,738      47,340            -0-      1,543,078
                            ---------      ------            ---      ---------

       Gross Profit        ($831,986)     $44,472           $-0-     ($787,514)
                           ----------     -------          -----     ----------
                           ----------     -------          -----     ----------

Other Costs & Expenses                                                  327,128
                                                                        -------

          Net Loss                                                  ($1,114,642)
                                                                     -----------
                                                                     -----------

Capital Expenditures          $11,250      $11,250           $-0-        $22,500
                              -------      -------          -----        -------
                              -------      -------          -----        -------

Depreciation &
Amortization                   $9,757       $9,757           $-0-        $19,514
                              -------       -------         -----        -------
                              -------       -------         -----        -------



NOTE 14 - SUBSEQUENT EVENTS

(A.) Bridge Notes Payable

    Subsequent to the balance sheet date, $150,000 representing three (3) Bridge Notes were retired in full. The corresponding stock was reacquired from escrow at that time.

(B.) EMPLOYMENT AGREEMENTS

    An employment agreement was executed on January 3, 1997 with Mark Fixler, the Company's President, CEO and principal shareholder that contemplates a three year term. Mr. Fixler's annual base salary was set at $200,000 for 1997, $250,000 for the second year and $300,000 for the third year. If the full term of the employment agreement is not honored, then the Company is obligated to a $2,000,000 severance payment. The contract provides for a $20,000 allowance for reasonable travel and other out-of-pocket expenses, to be supported by bills and receipts, a $750 per month automobile allowance plus reasonable car phone expenses and reasonable car maintenance expenses, plus Health and Dental insurance and three weeks of paid vacation.

    In addition, the contract provides for an Option to the Employee to purchase four million shares of stock at the fixed price of fifty cents per share. This Option can be exercised at any time during the employment period. The Company is similarly obligated to purchase $2 million dollars of Key Man Insurance.

                             FIX-CORP INTERNATIONAL, INC.
                                     FIXCOR, INC.
                              CONSOLIDATED BALANCE SHEET

                                                NINE MONTHS    TWELVE MOS.
                                                 9/30/97         12/31/96
    ASSETS                                      (UNAUDITED)      (AUDITED)

CURRENT ASSETS
    CASH                                         $2,398,541       $224,539
    INVESTMENT IN MARKETABLE SECURITIES             128,287        130,692
    TRADE ACCOUNTS RECEIVABLE-NET                 1,236,177         88,763
    SPECIAL TRADE ACCOUNT                           300,000              0
    PURCHASE ORDER FINANCING CONTRACTS              215,500        221,672
    INVENTORIES                                     877,876         96,002
    OTHER CURRENT ASSETS                             75,367              0
       TOTAL CURRENT ASSETS                       5,231,748        761,668

PROPERTY PLANT AND EQUIPMENT
    LAND AND LAND HELD FOR DEVELOPMENT              750,000        750,000
    BUILDINGS                                     2,000,000      2,000,000
    EQUIPMENT                                    10,595,431      6,764,500
                                                     -------       -------

                                                 13,345,431      9,514,500
    LESS ACCUMULATED DEPRE/AMORT                   (550,000)        (6,428)
       PROPERTY, PLANT AND EQUIPMENT-NET         12,795,431      9,508,072
                                                 ----------      ----------

OTHER ASSETS
    LICENSING AGREEMENTS                             30,000              0
    DEFERRED INCOME TAXES                           491,121        412,150
    OTHERS ASSETS AND DEFERRED CHARGES              193,750        212,226
                                                    -------        -------

      TOTAL OTHER ASSETS                           714,871        624,376

    TOTAL ASSETS                               $18,742,050    $10,894,116
                                                -----------    -----------
                                                -----------    -----------

      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    NOTES PAYABLE                                $1,748,582       $598,000
    ACCOUNTS PAYABLE AND ACCRUED EXPENSES         1,415,478        112,325
    LINE OF CREDIT                                1,037,843      2,950,000
                                                  ---------      ---------

       TOTAL CURRENT LIABILITIES                  4,201,903      3,660,325
                                                  ---------      ---------

    LONG-TERM DEBT                                3,383,347              0
                                                  ---------
SHAREHOLDERS' EQUITY
    PREFERRED STOCK, $.001 par value,
    2,000,000 shares authorized, -0- shares
    issued or outstanding
    COMMON STOCK, $.001 par value.                    2,646          2,097
    100,000,000 shares
    authorized and 22,465,010 issued
    and outstanding as of September 30,1997
    ADDITIONAL PAID-IN CAPITAL                    12,997,332     8,246,406
    UNREALIZED LOSS ON INVESTMENTS                   (68,673)      (68,673)
    RETAINED EARNINGS (DEFICIT)                   (1,774,505)     (946,039)
    TOTAL SHAREHOLDERS' EQUITY                    11,156,800     7,233,791
                                                  ----------

    TOTAL LIABILITIES AND SHAREHOLDERS'
    EQUITY                                       $18,742,050   $10,894,116
                                                 -----------   -----------
                                                 -----------   -----------

NOTE: All adjustments, in management's opinion, have been made that are necessary in order to make the financial statements not misleading.

                             FIXCORP INTERNATIONAL, INC.
                                     FIXCOR, INC.
                          CONSOLIDATED INCOME STATEMENT AND
                                  RETAINED EARNINGS

                                                NINE MONTHS    TWELVE MOS.
                                                  9/30/97       12/31/96
                                                (UNAUDITED)      (AUDITED)

INCOME STATEMENT
REVENUE
    FEES ON PURCHASE ORDER FINANCING               $191,795       $510,779
    MERCHANDISE SALES                             5,629,189        232,824
    SPECIAL ACCOUNT                                 500,000              0
                                                    -------

       TOTAL REVENUE                              6,320,984        743,603
                                                  ---------

COST OF SALES
    COST OF MERCHANDISE SALES                     4,236,567        126,153
                                                                   -------

    GROSS PROFIT                                  2,084,417        617,450
                                                                   -------

OPERATING EXPENSES
    SALARIES, WAGES AND RELATED COSTS               240,998        277,317
    LEGAL, PROFESSIONAL, AND CONSULTING FEES        170,338         98,513
    OTHER GENERAL AND ADMINISTRATIVE              1,744,337        353,049
                                                  ---------        -------

       TOTAL OPERATING EXPENSES                   2,155,673        728,879

    OPERATING INCOME (LOSS)                         (71,256)      (111,429)
                                                    --------      --------

OTHER INCOME (EXPENSE)
    INTEREST EXPENSE AND FINANCING COSTS           (205,710)       (32,730)
    DEPRECIATION AND AMORTIZATION                  (551,500)       (19,514)
                                                    --------       --------

                                                   (757,210)       (52,244)
                                                   ---------       -------

    NET INCOME (LOSS) BEFORE INCOME TAXES          (828,466)      (163,673)

    PROVISION FOR INCOME TAXES                            0        (52,850)

       NET INCOME (LOSS)                          ($828,466)     ($110,823)

    RETAINED EARNINGS (DEFICIT) BEGINNING          (946,038)      (835,216)

    RETAINED EARNINGS (DEFICIT) END             ($1,774,505)     ($946,039)
                                                ------------     ----------
                                                ------------     ----------


NOTE: All adjustments, in management's opinion, have been made that are necessary in order to make the financial statements not misleading.

                             PART III - INDEX TO EXHIBITS



EXHIBIT          NAME OF                             NAMES OF                     DATE OF
NUMBER          DOCUMENT                       PARTIES TO DOCUMENT               DOCUMENT
------          --------                       -------------------               --------
   1     Amended and Restated           Fix-Corp International, Inc.             05/27/97
         Articles of Incorporation

   2     Bylaws                         Fix-Corp International, Inc.             11/14/95

   3     Acquisition Agreement          Fix-Corp, Inc. and Lifechoice, Inc.        10/95

   4     Purchase and Sale Agreement    Quantum Chemical Corporation and         08/14/96
                                        Fix-Corp International, Inc.

   5     Amendment No. 1 to             Quantum Chemical Corporation and         10/29/96
         Purchase and Sale Agreement    Fix-Corp International, Inc.

   6     Employment Contract            Fix-Corp International, Inc. and Mark    01/01/97
                                        Fixler

   7     Employment Agreement           Fix-Corp International, Inc. and Gary    01/01/97
                                        DeLaurentiis

   8     Acquisition Agreement          Fix-Corp International, Inc., Fixcor     04/16/97
                                        Industries, Inc. and Mark Fixler

   9     Loan and Security Agreement    NationsCredit Commercial                 05/14/97
                                        Corporation through its NationsCredit
                                        Commercial Funding Division, Lender
                                        and Fixcor Industries, Inc., Borrower

  10     Guaranty                       NationsCredit Commercial                 05/14/97
                                        Corporation through its NationsCredit
                                        Commercial Funding Division, Lender
                                        and Fixcor Industries, Inc., Borrower,
                                        and Mark Fixler, Guarantor

                                          26


  11     First Amendment to Loan and    NationsCredit Commercial                 07/16/97
         Security Agreement             Corporation through its NationsCredit
                                        Commercial Funding Division, Lender
                                        and Fixcor Industries, Inc., Borrower



EXHIBIT          NAME OF                             NAMES OF                     DATE OF
NUMBER          DOCUMENT                       PARTIES TO DOCUMENT               DOCUMENT
------          --------                       -------------------               --------
  12     Term Note                      Palletech Inc., Fixcor Industries, Inc.  07/09/97
                                        and Fix-Corp International, Inc.,
                                        Borrowers and Gordon Brothers
                                        Capital Corporation, Lender

  13     Loan and Security Agreement    Palletech Inc., Fixcor Industries, Inc.  07/09/97
                                        and Fix-Corp International, Inc.,
                                        Borrowers and Gordon Brothers
                                        Capital Corporation, Lender

  14     Purchase Warrant and           Fix-Corp International, Inc. and         07/09/97
         Agreement                      Gordon Brothers Capital Corporation

  15     Intercreditor Agreement        Gordon Brothers Capital Corporation      07/09/97
                                        and NationsCredit Commercial
                                        Corporation, through its NationsCredit
                                        Commercial Funding Division

  16     License and Marketing          Nitro Plastics Technologies of Israel    07/07/97
         Agreement                      and Palletech Inc.

  17     Patent License Agreement       Fixcor Industries, Inc. and              09/25/97
                                        AlliedSignal, Inc.

  18     Convertible Debenture          Fix-Corp International, Inc., JNC        10/24/97
         Purchase Agreement             Opportunity Fund Ltd. and Diversified
                                        Strategies Fund, L.P.

  19     6% Convertible Debenture       Fix-Corp International, Inc. and         10/24/97
         Due October 24, 2000           Holder

  20     Registration Rights            Fix-Corp International, Inc., JNC        10/24/97
         Agreement                      Opportunity fund Ltd., and Diversified
                                        Strategies Fund, L.P.

  21     Escrow Agreement               Fix-Corp International, Inc., JNC        10/24/97
                                        Opportunity Fund Ltd., Diversified

                                            27


                                        Strategies Fund, L.P. and Robinson
                                        Silverman Pearce Aronsohn & Berman
                                        LLP

  22     Warrant                        Fix-Corp International, Inc. and         10/24/97
                                        Holder


                                            28